EXHIBIT 99-1


                            ASSET PURCHASE AGREEMENT

         This Asset Purchase Agreement (this "Agreement") is made as of November 20, 2000, by and among NE Restaurant Company, Inc., a Delaware corporation ("Parent"), NERC Limited Partnership, a Delaware limited partnership ("LP I"), NERC Limited Partnership II, a Delaware limited partnership ("LP II" and collectively with LP I and Parent, "Seller"), and Brinker International, Inc., a Delaware corporation ("Purchaser").

         WHEREAS, Seller is engaged in the business (the "Business") of operating forty Chili's Grill & Bar and seven On the Border Mexican Cafe restaurants (collectively the "Purchased Restaurants") and has entered into leases for four additional sites (the "In-Process Sites") on which Chili's Grill & Bar restaurants are to be constructed; and

         WHEREAS, Purchaser desires to purchase certain assets and assume certain liabilities of the Business, and Seller desires to sell such assets and assign such liabilities to Purchaser, each upon the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1.       PURCHASE AND SALE OF ASSETS.

         1.1.  PURCHASE AND SALE.

         (a) At the Closing (as hereinafter defined) and subject to the terms and conditions of this Agreement, Purchaser shall purchase from Seller, and Seller shall sell to Purchaser, all right, title and interest in and to the following assets that are owned by or under the control of Seller (collectively the "Purchased Assets"):

                  (i) Seller's real property identified in Schedule 1.1(a), together with all buildings, fixtures, plant, equipment and improvements thereon or attached thereto (the "Owned Real Estate");

                  (ii) Seller's leasehold interests in the real property identified in Schedule 1.1(a), together with all buildings, fixtures, plant, equipment and improvements thereon or attached thereto (the "Leased Real Estate" and together with the Owned Real Estate, the "Real Estate");

                  (iii) all tangible personal property located at the Real
         Estate;

                  (iv) all inventory of food, alcoholic beverages (to the extent transferable), raw materials and packaging supplies for use in the Purchased Restaurants (including inventory in transit to the Purchased Restaurants);

                  (v) subject to any required consents, all of Seller's rights in and under all contracts and agreements relating primarily to the Business (the "Contracts");

                  (vi) Seller's records and files relating primarily to the Purchased Assets and the Purchased Restaurants and set forth on
         Schedule 1.1(a)(vi) (the "Business Records");

                  (vii) to the extent transferable, all licenses, permits or other rights granted by governmental authorities used in or required or necessary for the lawful ownership or operation of the Business (the "Permits"); and

                  (viii) all prepaid expenses of the Business for which proration of the Purchase Price pursuant to Section 1.4 hereof is made.

         (b) Notwithstanding the foregoing, the Purchased Assets shall not include the following assets of Seller (the "Excluded Assets"):

                  (i) cash and cash equivalents (provided, however, that Seller will include in the Purchased Assets normal amounts of petty cash at the Purchased Restaurants on the Closing Date to the extent such amounts are credited to Seller on the Closing Prorations Schedule described herein);

                  (ii) except as otherwise provided in this Agreement, all right, title and interest of Seller in any insurance policies relating to the Purchased Assets or the Business and all rights of Seller or any of its affiliates to insurance claims, related refunds and proceeds arising from or related thereto;

                  (iii) all Permits that are not transferable by the terms thereof or by operation of law;

                  (iv) the contracts listed on Schedule 1.1(b)(iv);

                  (v) all accounts and notes receivable, including without limitation, credit card receivables, arising from the operation of the Business prior to Closing;

                  (vi) all Seller's properties, assets, capital stock, rights, claims, contracts and goodwill relating to all businesses conducted by Seller other than the Business, including without limitation, Seller's "Bertucci's" and "Sal and Vinnie's Sicilian Steakhouse" restaurant businesses, including without limitation the capital stock of Bertucci's, Inc.;

                  (vii) Seller's fee interest in the property currently leased to Zoots in West Springfield, Massachusetts, and Seller's leasehold estates in Seller's headquarters located at 5 Clock Tower Place, Maynard, Massachusetts and 80A Turnpike Road, Westborough, Massachusetts, and all buildings, fixtures, plants, furniture, equipment, personal property and improvements located therein, thereon and attached thereto;

                  (viii) Seller's rights under this Agreement and the other agreements, certificates and instruments to be executed by Seller in connection with or pursuant to this Agreement;

                  (ix) all refunds of income taxes filed or to be filed by Seller or its affiliates;

                  (x) all assets used in connection with the general corporate operations and administration of Seller's business that are not primarily used in the Business, including without limitation, computer software and hardware;

                  (xi) all Seller's records other than the Business Records (the "Seller's Records");

                  (xii) all moneys owed to Seller by the landlord of the Rocky Hill, Connecticut "On the Border" restaurant site for site improvement costs and expenses incurred by Seller with respect to the construction of such restaurant; and

                  (xiii) all Failed Sites, as defined in Section 1.3(i), and all aspects of the Business related thereto.

         1.2. ASSUMPTION OF LIABILITIES. At the Closing, the Purchaser shall assume, and agree to pay, perform and discharge when due, the following categories of liabilities (collectively the "Assumed Liabilities"):

                  (i) to the extent relating to periods on and after the Closing, all liabilities and obligations of the Seller under the Permits, Contracts and leases and subleases relating to the Real Estate (including all Parent guarantees relating to the Leased Real Estate);

                  (ii) Seller's debts, liabilities and obligations under the agreements identified on Schedule 1.2 hereto (the "FFCA Loan Documents");

                  (iii) the liabilities and obligations in respect of employee relations and benefits as further described in Section 5.5 hereof;

                  (iv) subject to Section 5.11 hereof, Seller's obligations to customers in respect of gift certificates issued prior to the Closing Date to consumers for redemption at the Purchased Restaurants (the "Gift Certificates") (it being understood that Purchaser is not assuming any obligations to governmental agencies or taxing authorities under escheatment or similar statutes in respect of the funds collected by Seller upon the sale of such Gift Certificates); and

                  (v) all debts, liabilities, obligations, taxes, commitments and contracts (including without limitation any actions, suits, proceedings, disputes, claims or investigations) in respect of the Business or the Purchased Assets arising in respect of periods, or incurred by Purchaser, on or after the Closing Date (including deliveries of inventory and services occurring after the Closing Date but ordered prior to such date).

Except as specifically set forth above, Purchaser does not assume and shall in no event be liable for any debt, obligation, responsibility, liability or contingent liability of Seller, or any affiliate or successor of Seller, or any claim against any of the foregoing, whether known or unknown, contingent or absolute, or otherwise.

         1.3. PURCHASE PRICE. The consideration to be received by Seller hereunder for the Purchased Assets ("Purchase Price") shall be (i) $93.5 million less (ii) the aggregate amount of the indebtedness (unpaid principal amount outstanding as of the Closing Date, plus accrued and unpaid interest through the Closing Date) under the FFCA Loan Documents; provided, however, that:

                  (i) if Landlord Consents and/or Liquor Consents (each as defined in Section 5.1) have been denied with respect to not more than four of the Purchased Restaurants, such that Purchaser would not be able to operate such Failed Sites on and after the Closing, except where such denial would not reasonably be likely to have a Business Material Adverse Effect (the

         "Failed Sites"), such Failed Sites shall become Excluded Assets and the Purchase Price shall be reduced for such Failed Sites as set forth on
         Schedule 1.3; and

                  (ii) if a Purchased Restaurant is not operating as of the Closing Date due to a casualty loss, it shall be treated as a Failed Site (and the Purchase Price reduced by the greater of the amount set forth on Schedule 1.3 in respect of such Failed Site or the cost to rebuild and reopen such restaurant) unless (X) Seller assumes the cost of rebuilding and reopening the restaurant or (Y) Seller assigns to Purchaser sufficient insurance proceeds to rebuild and reopen the restaurant.

         1.4. PRORATIONS. The Purchase Price shall be subject to proration as provided hereinbelow:

                  (a) Proration of the items described below between the Seller and Purchaser shall be effective as of the close of business for the day immediately preceding the Closing Date and shall occur as follows:

                           (i) Except as elsewhere set forth herein, all items
                  of income and expense arising from the operation of the Purchased Restaurants before the Closing Date shall be for the account of Seller, and all items of income and expense arising from the operation of the Purchased Restaurants on or after the Closing Date shall be for the account of Purchaser;

                           (ii) Liability for state and local real estate,
                  personal property and sales taxes, water and sewer use charges, special assessments and tax abatements assessed on the Purchased Assets payable with respect to the tax year in which the Closing Date falls shall be prorated as between the Seller and Purchaser on the basis of the number of days of the tax year elapsed to and including the Closing Date. If, for any reason, ad valorem taxes for the current calendar year have not been assessed on the Owned Real Estate, such proration shall be based upon the immediately preceding year's assessment and adjusted when exact amounts are available;

                           (iii) Prepaid items, deposits and accruals (including
                  without limitation rent, utilities, security deposits, compensation to Transferred Employees (as defined in Section 5.5), liquor license fees, royalties, advertising and other monthly payments under franchise agreements and other service charges and rental and other payments under any of the Contracts) shall be prorated between the Seller and Purchaser on the basis of the period of time to which such prepaid items and accruals apply (it being understood that Purchaser shall have the right to object to the proration of any prepaid items, deposits or accruals for which the commensurate benefit thereof will not inure to Purchaser after the Closing Date); and

                           (iv) Petty cash on hand at the Purchased Restaurants
                  as of the opening of business shall be for the account of the Seller.

         Notwithstanding the foregoing, normal trade accounts payable of the Purchased Restaurants (other than with respect to inventory) will not be prorated. All franchise fees paid prior to the Closing Date will be deemed fully earned by Purchaser and therefore will not be prorated. The $150,000 extension fee paid by Seller to Purchaser under the Development Agreement will be refunded to Seller at Closing as provided in Section 6.4 hereof and therefore will not be prorated.

                  (b) All prorations shall be made and paid insofar as feasible on the Closing Date pursuant to a schedule of prorated items mutually prepared by Purchaser and Seller (the "Closing Prorations Schedule"), with a final settlement to be made in accordance with the following procedure:

                           (i) Purchaser shall prepare and deliver to Seller
                  within 60 days after the Closing Date a schedule indicating any proposed revisions to the Closing Prorations Schedule (the "Schedule of Revisions"); and if Purchaser fails to prepare the Schedule of Revisions within such period, Seller shall have the right, within the succeeding 30 days, to prepare the Schedule of Revisions. Purchaser shall permit Seller and its accountants to participate in the preparation thereof and shall promptly make available to Seller and its accountants all work papers and other pertinent information used in connection therewith.

                           (ii) Within 30 days after the Schedule of Revisions
                  is delivered to Seller or Purchaser pursuant to clause (i) above, the recipient of the Schedule of Revisions shall complete its examination thereof and shall deliver to the other party either (i) a written acknowledgment accepting the Schedule of Revisions or (ii) a written report setting forth in reasonable detail any proposed adjustments to the Schedule of Revisions ("Adjustment Report"). A failure by a party to deliver the Adjustment Report within the required 30 day period shall constitute its acceptance of the Schedule of Revisions.

                           (iii) During a period of 30 days following the
                  receipt of the Adjustment Report, Seller and Purchaser shall attempt to resolve any difference they may have with respect to the matters raised in the Adjustment Report. In the event Seller and Purchaser fail to agree on any of Seller's proposed adjustments contained in the Adjustment Report within such 30 day period, then Seller and Purchaser mutually agree that the Boston office of Ernst & Young ("Independent Auditors"), shall make the final determination with respect to the correctness of the proposed adjustments in the Adjustment Report in light of the terms and provisions of this Agreement. The decision of the Independent Auditors shall be final and binding on Seller and Purchaser, and may be used in a court of law by either Seller or Purchaser for the purpose of enforcing such decision. The costs and expenses of the Independent Auditors and their services rendered pursuant to this Section 1.4(b) shall be borne by the non-prevailing party or, if neither party prevails, equally by the Seller and Purchaser.

                           (iv) Within five days of the finalization of the
                  Schedule of Revisions (which shall be deemed to mean either the failure of Seller to deliver an Adjustment Report within the 30-day period referred to above or, if Seller delivers such an Adjustment Report, promptly upon the resolution of the matters raised in such Adjustment Report), Purchaser shall pay to Seller, or Seller shall pay to Purchaser, as the case may be, the dollar amount set forth in the Schedule of Revisions, as so finalized.

         1.5. INVENTORY ADJUSTMENT. The Purchase Price shall be (i) increased by the amount by which the ultimate determination of inventory, as of the Closing Date, at the premises of the Purchased

Restaurants (as described in Section 2.2 hereof) exceeds $890,500 or (ii) decreased by the amount by which such ultimate determination is less than $890,500 (in either event, the "Inventory Adjustment").

         1.6. ALLOCATION OF PURCHASE PRICE. The Purchase Price shall be allocated among the Purchased Assets and Assumed Liabilities in accordance with
Section 1060 of the Internal Revenue Code of 1986, as amended. Seller and Purchaser each agree to report the federal, state and local income and other tax consequences of the transactions contemplated herein in a manner consistent with such allocation. Seller and Purchaser shall use their reasonable efforts to agree upon such allocations prior to the Closing Date.

2. CLOSING; INVENTORY ADJUSTMENT.

         2.1. THE CLOSING. A closing (the "Closing") to effect the purchase and sale of the Purchased Assets shall be held at the offices of Seller on such date (the "Closing Date") that is the fifth business date after the satisfaction or waiver of all conditions precedent to the Closing, or such other date as may be mutually agreed upon by the parties. At the Closing, Seller and Purchaser shall execute such warranty or quitclaim deeds (whichever is customary and usual in the jurisdiction where the Real Estate is located), bills of sale and instruments of assignment and assumption as are necessary to convey title to the Purchased Assets and to constitute assignment and assumption of the Assumed Liabilities, and Purchaser shall pay to Seller, in immediately available funds, an amount equal to the Purchase Price, adjusted as set forth in the Closing Prorations Schedule; provided, however, that the sum of $100,000 (the "Escrowed Funds") shall be set aside from the Purchase Price by the Purchaser and paid to the escrow agent ("Escrow Agent") appointed under the Escrow Agreement in the form of Exhibit B hereto ("Escrow Agreement"). All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed. The parties shall use reasonable efforts to exchange the delivery in escrow of all closing documents at a pre-closing held the day before the Closing Date so that the Closing may be completed (and payment of the Purchase Price shall have occurred) prior to 12:00 noon, Boston, Massachusetts time, on the Closing Date.

         2.2. PAYMENT FOR INVENTORY ADJUSTMENT. As of the close of business immediately preceding the Closing, the restaurant managers of the Purchased Restaurants shall conduct a physical inventory of the Purchased Restaurants, and the dollar amount of such inventory shall be computed in accordance with generally accepted accounting principles consistently applied in accordance with the Seller's prior practice. For this purpose, at the time of the taking of such physical inventory, Seller shall provide to Purchaser detailed costing and similar data regarding the inventory as is reasonably practicable under Seller's current accounting systems. Representatives of each of the Seller and Purchaser shall observe such physical inventory, and Purchaser may utilize some of its employees or representatives of its independent auditors to conduct spot audits of such physical inventory. No later than five days after the Closing Date, Purchaser shall advise Seller in writing of its determination of the Inventory Adjustment, whereupon the following provisions shall be applicable:

                  (i) If Seller agrees with Purchaser's determination of the Inventory Adjustment, the Purchase Price shall be increased or decreased by the Inventory Adjustment and the Escrowed Funds shall disbursed by the Escrow Agent in such manner as to pay to Seller the Purchase Price as adjusted hereunder (with any excess Escrowed Funds returned to Purchaser); and, to the extent the Escrowed Funds are insufficient to pay the entire Purchase Price, as so adjusted, to Seller, then Purchaser shall promptly pay the amount of such deficiency to Seller in immediately available funds; or

                  (ii) If Seller asserts that Purchaser's determination of the Inventory Adjustment is too low, the Purchase Price shall be temporarily increased or decreased by Purchaser's determination of the Inventory Adjustment at the Closing, and the provisions of clause (i) above shall be implemented with respect to such amount. Then, the parties shall proceed in good faith to agree upon the Inventory Adjustment as promptly as practicable. In the event the parties are unable to agree upon the Inventory Adjustment within five days, the dispute shall be submitted to the Independent Auditors according to the rules set forth in Section 1.4 applicable to the Closing Prorations Schedule. Any additional amount of Inventory Adjustment, as determined by agreement of the parties or the Independent Auditors, shall be promptly paid to Seller in immediately available funds, either from the Escrowed Funds or by the Purchaser, as applicable in accordance with the procedures in clause (i) above.

3. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Purchaser as follows.

         3.1. ORGANIZATION AND GOOD STANDING OF SELLER. Parent is a corporation duly organized and validly existing and in good standing under the laws of the state of Delaware. Each of LP I and LP II is a limited partnership duly formed and validly existing and in good standing under the laws of the state of Delaware.

         3.2. BINDING EFFECT. This Agreement has been or will have been duly authorized, executed and delivered by Seller and is the legal, valid and binding obligation of Seller enforceable in accordance with its terms except that (i) enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability.

         3.3. NO CONFLICTS; CONSENTS AND APPROVALS.

         (a) Except as contemplated elsewhere herein and except as set forth in
Schedule 3.3., neither the execution and delivery by Seller of this Agreement nor the consummation by it of the transactions contemplated hereby will violate, breach, be in conflict with, or constitute a default under, or permit the termination or the acceleration of maturity of, or result in the imposition of any lien, claim, or encumbrance upon any of the Purchased Assets pursuant to (i) Seller's articles of incorporation, bylaws or limited partnership agreement, as the case may be, or (ii) any note, bond, indenture, mortgage, deed of trust, evidence of indebtedness, loan or lease agreement, other agreement or instrument which is material to the operation of the Purchased Restaurants, or any judgment, order, injunction, or decree to which Seller is bound and to which the Purchased Assets are subject.

         (b) Except as contemplated elsewhere herein and except as set forth in
Schedule 3.3, Seller is not required to submit any notice, declaration, report or other filing or registration with any governmental or regulatory authority or instrumentality in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

         (c) Except as contemplated elsewhere herein and except as set forth in
Schedule 3.3, no waiver, consent, approval or authorization of any governmental or regulatory authority or instrumentality or any other person is required to be obtained or made by Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such waivers, consents, approvals or authorizations which in the aggregate would not reasonably be likely to have a Business Material Adverse Effect (as defined in Section 3.5 below).

         3.4. FINANCIAL STATEMENTS AND RECORDS OF SELLER. Seller has delivered to Purchaser true, correct and complete copies of the following financial statements (the "Seller Financial Statements"): (i) the unaudited pro forma balance sheet of the Business as of December 31, 1999 (the "1999 Balance Sheet"), and the related statement of operations for the year then ended, and
(ii) the unaudited pro forma balance sheet of the Business as of September 27, 2000, and the related statement of operations for the nine months then ended. The Seller Financial Statements have been prepared in accordance with generally accepted accounting principles (except for the absence of footnotes and as otherwise noted therein and subject, in the case of the September 27, 2000 financial statements referred to above) to normal and recurring year-end audit adjustments) and present fairly, in all material respects, the assets, liabilities and financial condition of the Business as of the dates thereof and the results of operations thereof for the periods then ended.

         3.5. ABSENCE OF CERTAIN CHANGES. Except as set forth on Schedule 3.5, since September 27, 2000, Seller has not (except for changes that are primarily attributable to the announcement or performance of the transactions contemplated by this Agreement, changes resulting from actions of Purchaser, or as set forth on the Seller Financial Statements, and except for changes relating generally to the economy, the restaurant industry or the specific regional markets in which the Business competes) (i) suffered any change, effect or circumstance that is materially adverse to the results of operations or financial condition of the Business, taken as a whole, or which would prevent the Purchaser from operating any of the Purchased Restaurants in the ordinary course of business (except for Failed Sites for which the Purchase Price has been adjusted pursuant to Section 1.3) on and after the Closing Date (a "Business Material Adverse Effect"); (ii) suffered any material damage or destruction to or loss of the Purchased Assets not covered by insurance; or (iii) entered into or terminated any material agreement, commitment or transaction, or agreed or made any material changes in the Assumed Liabilities.

         3.6. NO MATERIAL UNDISCLOSED LIABILITIES. To Seller's knowledge, there are no material liabilities or obligations of the Business of any nature, whether absolute, accrued, contingent or otherwise, which are required by generally accepted accounting principles to be shown on a balance sheet, other than the liabilities and obligations that are fully reflected, accrued, or reserved against on the Seller Financial Statements, for which the reserves are appropriate and reasonable, or incurred in the ordinary course of business and consistent with past practices since September 27, 2000.

         3.7. TAX LIABILITIES. Seller has filed all material federal, state, county and local tax returns and reports required to be filed by it, including those with respect to income, payroll, property, withholding, social security, unemployment, franchise, excise and sales taxes, to the extent that the same relate to the Purchased Assets or the operations of the Business; has either paid in full all such taxes that have become due as reflected on any return or report and any interest and penalties with respect thereto or has fully accrued on its books or has established adequate reserves for all taxes payable but not yet due; and has made required cash deposits with appropriate governmental authorities representing estimated payments of taxes, including income taxes and employee withholding tax obligations. No extension or waiver of any statute of limitations or time within which to file any return has been granted to or requested by Seller with respect to any such tax with respect to any period after the date hereof. Since September 27, 2000, no unsatisfied deficiency, delinquency or default for any tax, assessment or governmental charge has been assessed (or, to the knowledge of Seller, claimed or proposed) against Seller, nor has Seller received notice of any such deficiency, delinquency or default.

         3.8. TITLE TO PERSONAL PROPERTIES. Seller has, and will convey to Purchaser at Closing, good and marketable title to the Purchased Assets (excluding Real Estate), free and clear of any lien, claim or encumbrance, except as reflected in Seller Financial Statements or notes thereto and except for the following liens and encumbrances (as so reflected on the Seller Financial Statements and as set forth below, the "Permitted Liens"):

                  (i) liens for taxes, assessments or other governmental charges not yet due and payable;

                  (ii) statutory liens incurred in the ordinary course of business with respect to liabilities that are not yet due and payable;

                  (iii) liens arising after the Closing relating to the Assumed Liabilities;

                  (iv) liens set forth on Schedule 3.8 hereto; and

                  (v) such imperfections of title and/or encumbrances as do not materially detract from the value or interfere with the use of the properties and assets subject thereto or affected thereby.

         3.9. CONDITION OF ASSETS. All of the Purchased Assets (other than inventory) viewed as a whole and not on an asset by asset basis are in working order, ordinary wear and tear excepted, and have been maintained as is customary in the ordinary course of business. Except as provided in this Agreement, Seller expressly disclaims any other representation and warranty of any kind or nature, express or implied, as to the condition, value or quality of the Purchased Assets and SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO ANY OF THE PURCHASED ASSETS. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE PURCHASED ASSETS SHALL BE TRANSFERRED TO PURCHASER "AS IS" AND "WHERE IS."

         3.10. REAL ESTATE.

                  (a) Seller has not granted any mortgages, pledges, liens, security interests or encumbrances of any kind that would materially adversely affect the marketability of title of the Owned Real Estate or the leasehold interests in and to the Leased Real Estate, except Permitted Liens. To Seller's knowledge, Seller has a valid, binding and enforceable leasehold interest in and to the sites for the Leased Real Estate. A true, complete and correct copy of the leases evidencing such interests has been made available to Purchaser. Seller currently occupies the Leased Real Estate and, to Seller's knowledge, no third party has asserted any claim with respect to a right to occupy the Lease Real Estate. No representation or warranty is made as to the title of the respective lessor to any Leased Real Estate.

                  (b) After request by Purchaser therefor, Seller will make available to Purchaser, and will transfer possession to Purchaser at Closing, with respect to all of the Owned Real Estate, in each case to the extent in the possession of Seller: (i) real estate tax abatement certificates for previous years, current real estate tax bills and receipts for current real estate taxes (if available); (ii) copies of all certificates of occupancy, if any; (iii) originals of any tags, licenses, permits, authorizations and approvals required by law and issued by all governmental authorities having jurisdiction and all other records, files and correspondence relating to the operation and maintenance of the Owned Real Estate which have not been previously delivered, if any; (iv) "as built" and other surveys, if any; and (v) environmental site assessments, if any.

                  (c) To the extent in the possession of the Seller, the file copies of the owner's title policies with respect to the Owned Real Estate and leasehold title policies with respect to the Leased Real Estate (collectively the "Title Policies") have been made available to Purchaser.

                  (d) To the knowledge of Seller and except as set forth on
         Schedule 3.10(d), there is no material violation of any zoning, building, health, fire, water use or similar statute, ordinance, law, regulation or code in connection with the ownership and/or use of the Real Estate. To the knowledge of Seller, no fact or condition exists which would result in the termination or impairment of access to the Real Estate or discontinuation of necessary sewer, water, electrical, gas, telephone or other utilities or services.

                  (e) Neither the Company nor any of its subsidiaries have received any notice that either the whole or any portion of the Real Estate is to be condemned, requisitioned or otherwise taken by any public authority. Seller has no knowledge of any public improvements that may result in special assessments against or otherwise adversely affect any of the Real Estate in any material respect.

                  (f) Except as set forth on Schedule 3.10 and in each case solely in respect of the Real Estate:

                           (i) to Seller's knowledge, Seller is not in violation
                  or alleged violation of any judgment, decree, order, law, license, rule or regulation pertaining to environmental matters, including, without limitation those arising under the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, as amended, the Federal Clean Air Act, the Toxic Substances Control Act, or any state or local statute, regulation, ordinance, order or decree relating to health, safety or the environment (hereinafter "Environmental Laws");

                           (ii) Seller has not received written notice from any
                  third party, including without limitation any federal, state or local governmental authority, (A) that Seller has been identified by the United States Environmental Protection Agency as a potentially responsible party under CERCLA with respect to a site listed on the National Priorities List, 40 C.F.R. Part 300 Appendix B (1986); (B) that any hazardous waste, as defined by 42 U.S.C. ss.6903(5), any hazardous substance as defined by 42 U.S.C. ss.9601(33) or any toxic substance, oil or hazardous material or other chemical or substance regulated by any Environmental Laws ("Hazardous Substances") which Seller has generated, transported or disposed of has been found at any site at which a federal, state or local agency or other third party has conducted or has ordered that Seller conduct a remedial investigation, removal or other response action pursuant to any Environmental Law; or (C) that Seller is or shall be named party to any claim, action, cause of action, complaint (contingent or otherwise), legal or administrative proceeding arising out of any third party's incurrence of costs, expenses, losses or damages of any kind whatsoever in connection with the release of Hazardous Substances; and

                           (iii) to Seller's knowledge, (A) no portion of any of
                  the Real Estate or any other real property owned, leased or operated by Seller has been used for the handling, manufacturing, processing, storage or disposal of Hazardous Substances except in accordance with applicable Environmental Laws; and no underground tank or other underground storage receptacle for Hazardous Substances is located on such properties; (B) in the course of any activities conducted by Seller, no Hazardous Substances have been generated or are being used on such properties except in accordance with applicable Environmental Laws; and (C) there have been no releases (i.e., any past or present releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping) or threatened releases of Hazardous Substances on, upon, into or from any of such properties except in accordance with applicable Environmental Laws.

         3.11. LITIGATION AND GOVERNMENTAL CLAIMS. Except as set forth in
Schedule 3.11, there is no pending suit, action or litigation, or administrative, arbitration or other proceeding or governmental investigation or inquiry, to which Seller is a party or to which the Purchased Assets are subject which would, if decided against Seller, individually or in the aggregate, have a Business Material Adverse Effect. To the knowledge of Seller, there are no such proceedings threatened which would, if decided against Seller, individually or in the aggregate, have a Business Material Adverse Effect.

         3.12. SUPPLIERS. Schedule 3.12 sets forth a list of all vendors or other suppliers from or through whom Seller has purchased goods and services relating primarily to the Business, other than utilities, in excess of $20,000 in the aggregate during the three month period ending September 27, 2000. Except as set forth on Schedule 3.12, there are no claims pending or, to the knowledge of Seller overtly threatened, by any of such suppliers.

         3.13. PERMITS. The Seller holds all Permits which are required to permit it to conduct the Business as presently conducted, except where the failure to hold such Permits would not reasonably be likely to have a Business Material Adverse Effect, and all such Permits are in full force and effect, except as disclosed in Schedule 3.13 or where the failure to be in full force and effect would not reasonably be likely to have a Business Material Adverse Effect.

         3.14. LABOR MATTERS.

                  (a) Except for the arrangements set forth on Schedule 3.14, Seller does not now maintain or contribute to, and have not in the current or preceding six calendar years maintained or contributed to, any material pension, profit-sharing, deferred compensation, bonus, stock option, share appreciation right, severance, group or individual health, dental, medical, life insurance, survivor benefit, or similar plan, policy or arrangement, whether formal or informal, written or oral, for the benefit of any director, officer, consultant or employee, whether active or terminated, of the Business. Each of the arrangements set forth on Schedule 3.14 is herein referred as an "Employee Benefit Plan".

                  (b) Schedule 3.14 sets forth all liabilities of Seller under The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or similar laws with respect to Employee Benefit Plans to be assumed by Purchaser hereunder. Except as set forth on Schedule 3.14, no "plan" which is subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code has incurred an accumulated funding deficiency as the term is defined in Section 302 of ERISA or Section 412 of the Code (whether or not waived). Except as set forth on Schedule 3.14, none of Seller nor any of its affiliates has ever sponsored, adopted, maintained or been obligated to contribute to a "multiemployer plan" as such term is defined in Section 3(37) of ERISA. In respect of the Employee Benefit Plans, no liability under Title IV of ERISA has been incurred by Seller or an affiliate thereof that has not been satisfied in full, and no condition exists that presents a material risk to Seller or its affiliates of incurring liability under such Title. Seller has made or will make all contributions required to be made by it under any Employee Benefit Plan for all periods through and including the Closing Date.

                  (c) Except as set forth on Schedule 3.14,

                           (i) there is no pending or, to the knowledge of
                  Seller, threatened legal action, proceeding or investigation, other than routine claims for benefits, concerning any Employee Benefit Plan;

                           (ii) no communication, report or disclosure has been
                  made which, at the time made, did not accurately reflect the terms and operations of any Employee Benefit Plan;

                           (iii) no benefits due under any Employee Benefit Plan
                  have been forfeited subject to the possibility of reinstatement (which possibility would still exist at or after Closing);

                           (iv) Seller has not announced its intention, or
                  undertaken (whether or not legally bound) to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan; and

                           (v) Seller has not undertaken to maintain any
                  Employee Benefit Plan for any period of time, and each such Employee Benefit Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may be imposed by applicable law.

                  (d) Except as described on Schedule 3.14, the execution of this Agreement and the consummation of the transactions contemplated herein will not result in any payment (whether of severance pay or otherwise) becoming due from or under any Employee Benefit Plan to any current or former director, officer, consultant or employee of the Business or result in the vesting, acceleration of payment or increases in the amount of any benefit payable to or in respect of any such current or former director, officer, consultant or employee.

                  (e) There are no labor disputes of a material nature pending between Seller and any of its employees engaged in the Business, and there are no organizational efforts known to Seller presently being made involving any of such employees. In connection with the Business, Seller has, to its knowledge, complied in all material respects with all laws relating to the employment of labor, including any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and other taxes, and is not liable for any material arrearages of wages or any taxes or penalties for failure to comply with any of the foregoing.

         3.15. MATERIAL CONTRACTS. Set forth on Schedule 3.15 are complete and accurate lists of all of the following categories of contracts and commitments to which Seller is a party or bound and which primarily relate to the Business:

                  (i) contracts with any labor union; employee benefit plans or contracts; and employment, consulting or similar contracts, including confidentiality agreements;

                  (ii) leases, whether as lessor or lessee, of the Leased Real Estate, or of any personal property providing for annual rental payments in excess of $10,000;

                  (iii) agreements for money borrowed and other than in the ordinary course of business providing for liens, claims or encumbrances on the Purchased Assets;

                  (iv) contracts (other than with respect to Excluded Assets and purchase orders in the ordinary course of business) with third parties that do not terminate or are not terminable by the Seller without penalty within 90 days after the Closing Date and (X) involve aggregate payments by the Purchased Restaurants of more than $50,000 or (Y) contain covenants limiting the freedom of Seller to compete or deal with competitors of the other party; and

                  (v) contracts not made in the ordinary course of the Business.

To the extent requested, Seller has furnished or made available accurate and complete copies of the foregoing contracts and agreements to Purchaser. All such contracts are valid, binding, subsisting and enforceable obligations of Seller.

         3.16. TRANSACTION WITH AFFILIATES. Upon the occurrence of the Closing, neither Seller, nor any Affiliate of Seller will have any material interest in or will own any material property or material right used principally in the conduct of the Business. The term "Affiliate" shall mean Seller, any officer or director of Seller, any member of the immediate family of the forgoing persons or any corporation, partnership, trust or other entity in which Seller, the officer and directors of Seller or any of such family member of such persons has a substantial interest or is a director, officer, partner or trustee.

         3.17. COMPLIANCE WITH LAWS. Except as set forth on Schedule 3.17, Seller is in compliance with all material laws, statutes, governmental regulations and all judicial or administrative tribunal orders, judgments, writs, injunctions, decrees or similar commands applicable to the Business, except where such noncompliance would not have a Business Material Adverse Effect. Seller has not been charged with, or received notice of investigation with respect to, any material violation of any provision of any federal, state or local law or administrative regulation applicable to the Business.

         3.18. INSURANCE. Schedule 3.18 hereto lists all policies of fire, liability, workmen's compensation, life, property and casualty and other insurance owned or held by Seller in connection with the operation of the Business or otherwise covering the Purchased Assets. Such policies of insurance are of the kinds and covers such risks and are in such amounts as are consistent with past practice in the operation of the Business. All such policies (i) are in full force and effect and (ii) to Seller's knowledge, are sufficient in all material respects for compliance by Seller with all requirements of law and all agreements to which Seller is a party. To Seller's knowledge, Seller is not in default with respect to its obligations under any of such insurance policies and has not received any notification of cancellation of any such insurance policies.

         3.19. BROKERS AND FINDERS. No broker, finder or other person has, as a result of any agreement or action by Seller, any right or valid claim against Purchaser or any of Purchaser's affiliates for any commission, fee or other compensation as a broker or finder, or in any similar capacity in connection with the transactions contemplated herein.

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Seller as follows:

         4.1. ORGANIZATION AND GOOD STANDING. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

         4.2. CORPORATE POWER AND AUTHORITY. Purchaser has the corporate power and authority and all licenses and permits required by governmental authorities to execute, deliver and perform this Agreement.

         4.3. BINDING EFFECT. This Agreement has been duly authorized, executed and delivered by Purchaser and is the legal, valid and binding obligation of it, enforceable in accordance with its terms except that (i) enforceability may be limited by bankruptcy, insolvency, or other similar laws affecting creditors' rights and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability.

         4.4. NO CONFLICTS; CONSENTS AND APPROVALS.

         (a) Except as contemplated elsewhere herein and except as set forth in
Schedule 4.4., neither the execution and delivery by Purchaser of this Agreement nor the consummation by it of the transactions contemplated hereby will violate, breach, be in conflict with, or constitute a default under, or permit the termination or the acceleration of maturity of, or result in the imposition of any lien, claim, or encumbrance upon any property or asset of Purchaser pursuant to (i) Seller's certificate of incorporation or bylaws or (ii) any note, bond, indenture, mortgage, deed of trust, evidence of indebtedness, loan or lease agreement, other agreement or instrument which is material to Purchaser's ability to consummate the transactions contemplated hereby.

         (b) Except as contemplated elsewhere herein and except as set forth in
Schedule 4.4, Purchaser is not required to submit any notice, declaration, report or other filing or registration with any governmental or regulatory authority or instrumentality in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

         (c) Except as contemplated elsewhere herein and except as set forth in
Schedule 4.4, no waiver, consent, approval or authorization of any governmental or regulatory authority or instrumentality or any other person is required to be obtained or made by Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

         4.5. BROKERS AND FINDERS. No broker, finder or other person has, as a result of any agreement or action by Purchaser any right or valid claim against Seller or any of Seller's affiliates for any commission, fee or other compensation as a broker or finder, or in any similar capacity in connection with the transactions contemplated herein.

         4.6. LIQUOR LICENSES. To Purchaser's knowledge, Purchaser has no reason to believe that it will not be approved for licenses required in connection with the transfer in the normal course of business of alcoholic beverages and the service of alcoholic beverages ("Liquor Licenses") in Connecticut, Massachusetts, Maine, New Hampshire, Vermont and Rhode Island and neither Purchaser nor any of its affiliates has ever been permanently denied Liquor Licenses in any jurisdiction nor has Purchaser or any of its affiliates ever held Liquor Licenses which were revoked in any jurisdiction.

         4.7. SOLVENCY. Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Purchaser or any of its affiliates in order to effect the transactions contemplated by this Agreement, Purchaser shall be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Purchaser or any of its affiliates in order to effect the transactions contemplated by this Agreement, Purchaser shall have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the closing of any financing to be obtained by Purchaser or any of its affiliates in order to effect the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser.

         4.8. NO KNOWLEDGE OF MISREPRESENTATION OR OMISSION. Purchaser has no knowledge that any of the representations and warranties of Seller in this Agreement is not true and correct, and Purchaser has no knowledge of any errors in, or omissions from, any Schedule attached hereto.

         4.9. ACKNOWLEDGMENT OF PURCHASER. Purchaser acknowledges that prior to the Closing Date it will have conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business and, in making its determination to proceed with the transactions contemplated by this Agreement, Purchaser has relied on the results of its own independent investigation and verification and the representations and warranties of Seller expressly and specifically set forth in Article II of this Agreement, including the Disclosure Schedules (and any updates thereto). SUCH REPRESENTATIONS AND WARRANTIES BY SELLER CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO PURCHASER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND PURCHASER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE WHETHER EXPRESS, IMPLIED OR STATUTORY (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE BUSINESS) ARE SPECIFICALLY DISCLAIMED BY SELLER. PURCHASER ALSO ACKNOWLEDGES THAT ITS SOLE AND EXCLUSIVE RECOURSE IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS TO ASSERT RIGHTS OF PURCHASER PURSUANT TO ARTICLE VIII AND SECTION 9.1.

5. CERTAIN COVENANTS.

         5.1. CONSENTS AND APPROVALS.

                  (a) Each of the parties hereto shall, and shall cause each of its affiliates to, use its reasonable efforts to (i) obtain at the earliest practicable date and, in any event, before the

         Closing Date, any approvals, authorizations and consents necessary to consummate the transactions contemplated by this Agreement, including without limitation the required consents of alcoholic beverage agencies (the "Liquor Consents") and the required consents of lessors of the Leased Real Estate (the "Landlord Consents"); (ii) as reasonably requested by the other, cooperate with and keep the other informed in connection with this Agreement; and (iii) take such actions as the other parties may reasonably request to consummate the transactions contemplated by this Agreement and diligently attempt to satisfy, to the extent within its control, all conditions precedent to its obligations to close the transactions contemplated by this Agreement.

                  (b) As soon as practicable but in no event later than 10 days from the date hereof, each of the parties shall make any and all filings which are required under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act"). Purchaser and Seller will bear equally the applicable filing fees required to be paid under the HSR Act.

                  (c) Seller shall call a meeting of its stockholders to be held as soon as practicable after the date hereof for the purpose of voting upon this Agreement (the "Stockholders' Consent"). Seller will use its reasonable efforts to hold its stockholders' meeting as promptly as practicable and will, through its Board of Directors, recommend to its stockholders approval of this Agreement at the stockholders' meeting. Concurrently with the execution and delivery of this Agreement, Seller will deliver to Purchaser the voting agreement of Benjamin Jacobson, in form satisfactory to Purchaser, confirming his agreement to vote in favor of this Agreement at the aforesaid meeting of stockholders and recommending the approval of the transactions contemplated by this Agreement to the other stockholders of Seller.

                  (d) In connection with obtaining the Landlord Consents, each of Seller and Purchaser shall bear equally the payment of any fees or other monetary consideration charged by the respective lessors of the Leased Real Estate; provided, however, that neither party shall be required to pay more than $100,000 to any one lessor or more than $500,000 in the aggregate to all such lessors. In connection with obtaining the consents of the holders of the Seller's 10 3/4% senior notes due 2008 and of the indebtedness under the FFCA Loan Documents, Seller will pay all required fees and expenses of the holders or their counsel for processing such consents (but shall not be required to pay any assumption fees, prepayment penalties or similar charges under the terms of such indebtedness). In obtaining the Liquor Consents, the Purchaser shall pay all application fees, hearing costs, public notice expenses and similar charges imposed or required by applicable governmental entities. Except as set forth above, nothing in this
         Section 5.1 shall require a party to expend any monies to obtain any approval or consent required hereunder, except for customary attorneys' fees and filing fees incident to the transactions contemplated hereby or as otherwise specifically required under this Agreement.

         5.2. ACCESS TO INFORMATION AND PURCHASED RESTAURANTS.

                  (a) From and after the date of this Agreement and through the Closing Date, Seller will provide to Purchaser and its accountants, counsel and other authorized representatives reasonable access, during normal business hours, upon prior written notice, reasonably requested and accompanied by such employees of Seller as Seller shall reasonably designate, to the premises, senior management, multi-unit managers and restaurant managers, properties, contracts, commitments, books and records of the Business and will cause its officers to furnish to Purchaser and its authorized representatives such financial, technical and operating data and other information pertaining to the Business, as the Purchaser shall from time to time reasonably request.

                  (b) Concurrently with the execution and delivery of this Agreement, Seller will provide to Purchaser unit-level results of operations for the Purchased Restaurants as of the most recent completely period for which information is available. In addition, Seller will provide to Purchaser copies of the unaudited balance sheets and results of operations for the Business for periods subsequent to September 27, 2000, as promptly as practicable after the preparation thereof for internal use.

                  (c) For a period following the Closing Date consistent with Seller's normal record retention policy, (the "Seller Retention Period"), Seller will retain the Seller's Records relating primarily to the Business. During the Seller Retention Period, Seller will cooperate with and afford reasonable access to the Seller's Records relating primarily to the Business, to Purchaser, its counsel and accountants and any government officials, during normal business hours, to the extent that such cooperation and access may reasonably be required to facilitate the preparation by Purchaser of such tax returns as it may be required to file and the investigation, litigation and final disposition of any claims which may be made against Purchaser, provided that such cooperation and access does not unreasonably disrupt the normal operations of the Seller's business. Following the expiration of the Seller Retention Period, Seller may dispose of any such books, records and other data, provided, however, that before disposing of such materials it will first notify Purchaser and permit Purchaser, at its sole expense, to remove such materials.

                  (d) For a period following the Closing Date consistent with Purchaser's normal record retention policy (the "Purchaser Retention Period"), Purchaser will retain the Business Records. During the Purchaser Retention Period, Purchaser will cooperate with and afford reasonable access to the Business Records, to Seller, its counsel and accountants and any government officials, during normal business hours, to the extent that such cooperation and access may reasonably be required to facilitate the preparation by Seller of such tax returns as it may be required to file and the investigation, litigation and final disposition of any claims which may be made against Seller, provided, that such cooperation and access does not unreasonably disrupt the normal operations of the Business. Following the expiration of the Purchaser Retention Period, Purchaser may dispose of any such books, records and other data, provided, however, that before disposing of such materials it will first notify Seller and permit Seller, at its sole expense, to remove such materials.

                  (e) The Purchaser and its representatives shall hold in strict confidence all information (other than information which is generally available to the public) concerning Seller, the Purchased Assets and the Business acquired pursuant to the transactions contemplated hereby in the event that the sale of the Purchased Assets is not consummated. All files, records, documents, information, data and similar items relating to the confidential information of Seller shall remain the exclusive property of Seller and shall be promptly delivered to Seller upon any termination of this Agreement.

         5.3. MAINTENANCE OF BUSINESS AND THE PURCHASED ASSETS. Seller covenants that, between the date hereof and the Closing:

                  (a) except as contemplated hereby or with the prior consent of Purchaser, it will refrain from doing any of the following in respect of the Business: (i) entering into any transaction other than in the ordinary course of Business, (ii) permitting any encumbrance, mortgage or pledge on any Purchased Asset other than Permitted Liens, (iii) disposing of any material Purchased Asset except for the sale or use of inventory and supplies in the ordinary course of Business, (iv) amending, renewing or modifying any of the Contracts listed on Schedule 5.3 hereof without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, (v) entering into any employment contract or make any change in the compensation payable or to become payable to any of its officers, executives or managers or other employees engaged primarily in the Business, other than anniversary increases or promotions consistent with past practice, (vi) amending in any material respect any of its leases and subleases relating to the Leased Real Estate without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, (vii) reduce (other than for seasonal adjustments consistent with past practice) the level of advertising expenses for the Business or (viii) entering into any agreement, commitment or arrangement with respect to the foregoing.

                  (b) Without the consent of Purchaser, Seller shall not transfer the employment of any "Chili's" or "On the Border" restaurant manager to a "Bertucci's" restaurant or other restaurant concept of Seller or its affiliates.

                  (c) Seller shall maintain insurance, in respect of the Business and Purchased Assets, of the kind, in the amount and with the insurers as currently maintained or equivalent insurance with substitute insurers.

         5.4. AMENDMENT OF SCHEDULES. From time to time commencing on the date of this Agreement and until the Closing Date, Seller shall deliver to Purchaser written notice of any event or development that would (i) render any statement, representation or warranty of Seller in this Agreement (including the "Disclosure Schedule," as defined in Section 9.12 below) inaccurate or incomplete in any material respect or (ii) constitute or result in a breach by Seller of, or a failure by Seller to comply with, any agreement or covenant in this Agreement applicable to it. Any disclosure made by Seller pursuant to clause (i) of the prior sentence shall be deemed to amend and supplement the Disclosure Schedule for all purposes of this Agreement (except for Purchaser's right to terminate this Agreement pursuant to Section 9.1(ii), which right (A) must be initiated by Purchaser giving notice of a breach, as required by Section 9.1(ii), and (B) will be subject to Seller's right to cure under Section 9.1(ii).

         5.5. EMPLOYEES AND EMPLOYEE BENEFITS.

                  (a) The Purchaser will offer employment, as of the Closing Date, to all salaried and hourly employees employed by Seller immediately prior to Closing at the Purchased Restaurants and those multi-unit employees listed on Schedule 5.5(a) hereto, including those employees on vacation, leave of absence or disability; however, the employment of any employees of Seller who accept employment with the Purchaser after the Closing Date (the "Transferred Employees") shall be at will.

                  (b) Except as set forth in subsection (c) below, Seller shall retain responsibility for any liability under its Employee Benefit Plans in respect of periods prior to the Closing Date.

                  (c) Effective as of the Closing Date, the Purchaser shall make available to the Transferred Employees the employee benefit plan(s) maintained by Purchaser for its employees generally (the "Purchaser Plans") in accordance with their terms. To the extent permitted by the terms of the Purchaser Plans, the Purchaser will (i) waive all deductibles, waiting periods and limitations with respect to pre-existing conditions and other conditions applicable to employees of Seller under the Purchaser Plans, and (ii) grant full past service credit (including credit for eligibility, benefit accrual and for vesting) to the Transferred Employees for service with Seller under any and all of the Purchaser Plans, including but not limited to bonus, severance, and similar employment policies. Neither this Agreement nor the consummation of the transactions contemplated by this Agreement will entitle any employee, including but not limited to, Transferred Employees, to any other severance benefits nor will it accelerate compensation due any such Transferred Employee as of the Closing Date. The Purchaser will further credit each Transferred Employee with the accrued vacation and sick time owing to such Transferred Employee by Seller as of the Closing Date, provided that the same has been recorded in either the general ledger or payroll records of Seller in accordance with good business practice and on a basis consistent with prior periods. In this regard, Seller has set forth on Schedule 5.5(c) a listing of accrued vacation liability in excess of two weeks, as of the date most recently available to Seller prior to the date hereof, for prospective Transferred Employees. Subject to the foregoing, the Purchaser shall have the right in the good faith exercise of operations and managerial discretion to make changes or cause changes to be made after the Closing Date in compensation, benefits and other terms of employment and to terminate any such employee.

                  (d) Purchaser will not for a period of 60 days after the Closing undertake any "plant closing" or "mass layoff" (as such terms are defined in the Worker Adjustment and Retraining Notification Act ("WARN") or undertake any other actions requiring notification pursuant to WARN. Purchaser shall be solely responsible for compliance with any United States federal, state, or local laws and regulations relating to plant closing or a substantial layoff of personnel with respect to the Transferred Employees.

                  (e) Purchaser shall be solely responsible under the "continuation coverage" provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the Transferred Employees and their beneficiaries.

         5.6. NO SHOPPING. From the date hereof through and until the earlier of termination of this Agreement or Closing, neither Seller nor any of its affiliates, employees, officers, directors, agents or advisors shall, directly or indirectly, (a) solicit, initiate or encourage any inquiries, proposals or offers from any third party relating to any acquisition of the Business or the Purchased Assets, or (b) with respect to any effort or attempt by any third party to do or seek any of the foregoing, (i) participate in any discussions or negotiations, (ii) furnish to any third party any information with respect to, or afford access to the properties, books or records of or relating to, the Business or Purchased Assets, or (iii) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any such effort. Seller shall promptly notify Purchaser if any such proposal or offer or any bona fide inquiry or contact with any third party with respect thereto is being considered by Seller.

         5.7. NON-SOLICITATION OF EMPLOYEES. For a period of one year after the date of the Closing, (i) Seller shall not, and shall not cause or assist any of Seller's subsidiaries or affiliates to, attempt to or assist any other person in attempting to encourage any director, officer, employee or agent of Purchaser or its subsidiaries or affiliates to terminate such relationship with Purchaser or such subsidiary or affiliate, as the case may be, and (ii) Purchaser shall not, and shall not cause or assist any of Purchaser's subsidiaries or affiliates to, attempt to or assist any other person in attempting to encourage any director, officer, employee or agent of Seller or its subsidiaries or affiliates to terminate such relationship with Seller or such subsidiary or affiliate.

         5.8. NON-HIRING OF MANAGERIAL EMPLOYEES. For a period of one year after the date of the Closing, (i) Seller shall not, and shall not cause or assist any of Seller's subsidiaries or affiliates to, hire any managerial employee (i.e. at the level of restaurant general manager or above) of Purchaser or its subsidiaries or affiliates (except for the individual noted on Schedule 5.8), and (ii) Purchaser shall not, and shall not cause or assist any of Purchaser's subsidiaries or affiliates to, hire any managerial employee (i.e., at the level of restaurant general manager or above) of Seller or its subsidiaries or affiliates.

         5.9. TOLLING AGREEMENT. Contemporaneously with the execution and delivery of this Agreement, Purchaser will extend the time for compliance by Seller of its obligations to develop additional "Chili's" and "On the Border" restaurants during 2000 and 2001 under the existing Development Agreements, in the event the Closing hereunder shall not occur, for a period of time equal to the number of days elapsed from the date of this Agreement through the date of termination of this Agreement. In addition, Purchaser hereby agrees that the development schedule for "Chili's" shall be amended from the current 3 additional units in each of 2001 and 2002 to a schedule of 2 additional units in 2001 and 4 additional units in 2002.

         5.10. OPERATION OF FAILED SITES. In the event that any of the Purchased Restaurants becomes a Failed Site as of the Closing Date, the Seller shall continue to operate the Failed Site under its existing Franchise Agreement for such period as determined by Seller but which shall in no event exceed 12 months after the Closing. During such period, Seller shall comply with all of its obligations under the Franchise Agreement. Upon conclusion of such period, the Franchise Agreement for such Failed Site shall terminate, without any refund of franchise fees required to be made by Purchaser, and Purchaser's interest in the leasehold estate of such Failed Site shall terminate as well. Purchaser will consent to all modifications of the leases for such Failed Sites requested by Seller that are consistent with the intent of this Section 5.10.

         5.11. GIFT CERTIFICATES. For a period of two years after the Closing Date, Seller shall pay to Purchaser in cash the face amount of all Gift Certificates issued by Seller that are presented for redemption and are redeemed by Purchaser during such period. From time to time, no more frequently than monthly, Purchaser shall remit redeemed Gift Certificates to Seller for cancellation, and Seller shall pay Purchaser within 10 days of the date Gift Certificates are so remitted.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction on or before the Closing Date of each of the following conditions:

         6.1. COMPLIANCE. Purchaser shall have, or shall have caused to be, satisfied or complied with and performed in all material respects, all terms, covenants and conditions of this Agreement to be complied with or performed by it on or before the Closing Date.

         6.2. REPRESENTATIONS AND WARRANTIES. All of the representations and warranties made by Purchaser in this Agreement and in all certificates and other documents delivered by Purchaser to Seller pursuant hereto, shall have been true and correct in all material respects as of the date hereof, and shall be true and correct in all material respects at the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

         6.3. CONSENTS.

                  (a) Seller shall have obtained the Stockholder Consent, the consent of FFCA Acquisition Corporation and FFCA Funding Corporation to the assumption by Purchaser, as of the Closing Date, of the Seller's obligations under the FFCA Loan Documents and the release of Seller therefrom, and the consent, if required, of the holders of Seller's 10 3/4% senior notes due 2008 to the transactions contemplated hereby.

                  (b) All applicable waiting periods under the HSR Act shall have been terminated or shall have expired without objection or action which would prevent the consummation of the transactions contemplated hereby.

                  (c) Seller shall have received the Landlord Consents and Liquor Consents, except where the failure to obtain same would not reasonably be likely to have a Business Material Adverse Effect.

         6.4. DEVELOPMENT AND FRANCHISE AGREEMENTS. Purchaser shall have executed a termination agreement with respect to the existing Development Agreement and Franchise Agreements by and among the parties hereto, substantially in the form of Exhibit A hereto, and Purchaser shall have paid Seller $150,000 in immediately available funds relating to prepaid fees under the Chili's Development Agreement. Notwithstanding the foregoing, the Franchise Agreements in respect of Failed Sites shall not be terminated as of the Closing and shall remain in effect as provided in Section 5.10 hereof.

         6.5. PAYMENT OF CONSTRUCTION COSTS. Purchaser shall have reimbursed Seller for all out-of-pocket construction expenses for the In-Process Sites represented by invoices dated on and after September 27, 2000.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER. Except as may be waived by Purchaser, the obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

         7.1. COMPLIANCE. Seller shall have, or shall have caused to be, satisfied or complied with and performed in all material respects all terms, covenants, and conditions of this Agreement to be complied with or performed by Seller on or before the Closing Date.

         7.2. REPRESENTATIONS AND WARRANTIES. All of the representations and warranties made by Seller in this Agreement, the exhibits attached hereto and in all certificates and other documents delivered by Seller pursuant hereto, shall have been true and correct in all material respects as of the date hereof, and shall be true and correct in all material respects at the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

         7.3. CONSENTS.

                  (a) Purchaser shall have received a copy of the Stockholder Consent and shall have obtained the consent of FFCA Acquisition Corporation and FFCA Funding Corporation to the assumption by Purchaser, as of the Closing Date, of the Seller's obligations under the FFCA Loan Documents.

                  (b) All applicable waiting periods under the HSR Act shall have been terminated or shall have expired without objection or action which would prevent the consummation of the transactions contemplated hereby.

                  (c) Purchaser shall have received the Landlord Consents and Liquor Consents, except where the failure to obtain same would not reasonably be likely to have a Business Material Adverse Effect.

         7.4. DEVELOPMENT AND FRANCHISE AGREEMENTS. Seller shall have executed a termination agreement with respect to the existing Development Agreement and Franchise Agreements by and among the parties hereto, substantially in the form of Exhibit A hereto, and Seller shall be current in the payment of all royalties, advertising contributions and franchise fees thereunder as of the date of termination. Notwithstanding the foregoing, the Franchise Agreements in respect of Failed Sites shall not be terminated as of the Closing and shall remain in effect as provided in Section 5.10 hereof.

         7.5. DUE DILIGENCE. Purchaser's due diligence investigation of the Business and Purchased Assets shall not have revealed any item which (i) would be reasonably likely to constitute a Business Material Adverse Effect or (ii) would be reasonably likely to constitute a material breach of a representation and warranty hereunder, and (iii) in the case of either (i) or (ii) above, was not cured to Purchaser's reasonable satisfaction (it being understood that so long as the aggregate of such items, after giving effect to Seller's efforts to cure, results in not more than $500,000 of actual or expected damages or losses to the Purchaser, then Purchaser shall be deemed to have been satisfied with such cure) within 20 days after Purchaser gives Seller notice identifying such item; provided, however, that if Purchaser has not notified Seller of such item within 35 days after the date of this Agreement, the condition set forth in this Section shall be deemed to have been satisfied.

         7.6. SELLER BONUS PLAN. Seller shall have satisfied (or set aside funds for such purpose) its liability to Transferred Employees in respect of periods on and prior to the Closing under its bonus plans listed on Schedule 3.14.

8. INDEMNIFICATION.

         8.1. INDEMNIFICATION OF PURCHASER. Subject to the limitations set forth in Sections 8.3 and 8.4, Seller shall indemnify and hold Purchaser harmless from, against, for and in respect of (i) any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by Purchaser, net of any insurance coverage with respect thereto, any amounts recovered from third parties which reduce the damages that would otherwise be sustained or any resulting income tax benefits to Purchaser, (A) because of the breach of any written representation, warranty, agreement or covenant of Seller contained in this Agreement or (B) in respect of any liability of the Purchased Restaurants (other than the Assumed Liabilities) relating to periods at or prior to the Closing; and (ii) all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by Purchaser in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 8.1.

         8.2. INDEMNIFICATION OF SELLER. Subject to the limitations set forth in Sections 8.3 and 8.4, Purchaser shall indemnify and hold Seller harmless from, against, for and in respect of: (i) any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by Seller, net of any insurance coverage with respect thereto, any amounts recovered from third parties which reduce the damages that would otherwise be sustained or any resulting income tax benefits to Seller, (A) because of the breach of any written representation, warranty, agreement or covenant of Purchaser contained in this Agreement or (B) in respect of any of the Assumed Liabilities, or in respect of any liability of the Purchased Restaurants relating to periods after the Closing; and (ii) all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by Seller in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 8.2.

         8.3. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. All representations, warranties, covenants and agreements made by any party to this Agreement or pursuant hereto shall be deemed to be material and to have been relied upon by the parties hereto, and shall survive until the first anniversary of the Closing Date (except for the representations pursuant to Section 3.7, which shall survive until the third anniversary of the Closing Date). Notice of any claim, whether made under the indemnification provisions hereof or otherwise, based on a breach of a representation, warranty, covenant or agreement must be given prior to the expiration of such representation, warranty, covenant or agreement; and any claim not made within such period shall be of no force or effect. The representations and warranties hereunder shall not be affected or diminished by any investigation at any time by or on behalf of the party for whose benefit such representations and warranties were made.

         8.4. GENERAL RULES REGARDING INDEMNIFICATION. The obligations and liabilities of each indemnifying party hereunder with respect to claims resulting from the assertion of liability by the other party shall be subject to the following terms and conditions:

                  (a) The indemnified party shall give prompt written notice (which in no event shall exceed 30 days from the date on which the indemnified party first became aware of such claim or assertion) to the indemnifying party of any claim which might give rise to a claim by the indemnified party against the indemnifying party based on the indemnity agreements contained in Sections 8.1 or 8.2 hereof, stating the nature and basis of said claims and the amounts thereof, to the extent known;

                  (b) If any action, suit or proceeding is brought against the indemnified party with respect to which the indemnifying party may have liability under the indemnity agreements contained in Sections 8.1 or
         8.2 hereof, the action, suit or proceeding shall, at the election of the indemnifying party, be defended (including all proceedings on appeal or for review which counsel for the indemnified party shall deem appropriate) by the indemnifying party. The indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the indemnified party's own expense unless the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized in writing by the indemnifying party in connection with the defense of such action, suit or proceeding. Notwithstanding the foregoing, (A) if there are defenses available to the indemnified party which are inconsistent with those available to the indemnifying party to such extent as to create a conflict of interest between the indemnifying party and the indemnified party, the indemnified party shall have the right to direct the defense of such action, suit or proceeding insofar as it relates to such inconsistent defenses, and the indemnifying party shall be responsible for the reasonable fees and expenses of the indemnified party's counsel insofar as they relate to such inconsistent defenses, and (B) if such action, suit or proceeding involves or could have an effect on matters beyond the scope of the indemnity agreements contained in Sections 8.1 and 8.2 hereof, the indemnified party shall have the right to direct (at its own expense) the defense of such action, suit or proceeding insofar as it relates to such other matters. The indemnified party shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not it is represented by separate counsel.

                  (c) The indemnified party shall make available to the indemnifying party and its attorneys and accountants all books and records of the indemnified party relating to such proceedings or litigation and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

                  (d) The indemnified party shall not make any settlement of any claims without the written consent of the indemnifying party.

                  (e) An indemnified party shall not make any claim hereunder unless and until it has incurred damages and expenses of a cumulative aggregate in an amount equal to $500,000 and shall thereafter be entitled to make a claim only for amounts incurred in excess of such amount; provided, however, that such amount shall not apply with respect to the amounts owed by virtue of the adjustments to the Purchase Price described in Sections 1.4 or 1.5 or in respect of the matters described in clause (i)(B) of Sections 8.1 and 8.2.

                  (f) In no event shall the cumulative liability of Seller in respect of all claims made hereunder exceed $10 million; provided, however, that such aggregate maximum shall not apply in respect of any claims arising from the fraudulent conduct of Seller and/or its representatives.

                  (g) Except to the extent the parties may be entitled to the remedy of specific performance of any covenant or agreement contained in this Agreement after the Closing, the remedies provided in this
         Article VIII shall be exclusive and shall preclude assertion by an indemnified party of any other rights or the seeking of any and all other remedies against an indemnifying party for claims based on this Agreement.

9. MISCELLANEOUS.

         9.1. TERMINATION. This Agreement and the transactions contemplated hereby may be terminated at any time on or before the Closing Date:

                  (i) by mutual consent of Seller and Purchaser;

                  (ii) by Purchaser if there has been a material misrepresentation or breach of warranty in the representations and warranties of Seller set forth herein or if there has been any material failure on the part of Seller to comply with its obligations hereunder, and such breach, failure or misrepresentation is not cured to Purchaser's reasonable satisfaction within ten days after Purchaser gives Seller written notice identifying such breach, failure or misrepresentation;

                  (iii) by Seller if there has been a material misrepresentation or breach of warranty in the representations and warranties of Purchaser set forth herein or if there has been any material failure on the part of Purchaser to comply with its obligations hereunder, and such breach, failure or misrepresentation is not cured to Seller's reasonable satisfaction within ten days after Seller gives Purchaser written notice identifying such breach, failure or misrepresentation;

                  (iv) by either of Purchaser or Seller if the transactions contemplated by this Agreement have not been consummated by February 28, 2001 (which date shall be extended if, as of February 28, 2001, all other conditions contained herein have been satisfied or, to the extent permitted hereunder, waived, to no later than April 30, 2001, if approvals with respect to the HSR Act, Landlord Consents or Liquor Consents have been applied for and have not been obtained by February 28, 2001), unless the parties otherwise agree or unless such failure of consummation is due to the failure of the terminating party to perform or observe the covenants and agreements hereof to be performed or observed by it at or before the Closing Date;

                  (v) by either of Seller or Purchaser if the transactions contemplated hereby violate any order, decree, or judgment of any court or governmental body or agency having competent jurisdiction;

                  (vi) by Purchaser if the condition set forth in Section 7.5 has not been satisfied within the time period set forth therein; and

                  (vii) by either Purchaser or Seller in the event that as of the Closing there are five or more Failed Sites or a proposed reduction in the Purchase Price of more than $10 million as a result of Failed Sites.

Except for liability or obligations pursuant to Sections 5.2(e), 5.9 and 9.2 hereof, in the event of the termination of this Agreement pursuant to this
Section 9.1, this Agreement shall forthwith become null and void and of no further force or effect; provided, however, that the parties hereto shall remain liable for any breach of this Agreement prior to its termination.

         9.2. EXPENSES. Each of the Purchaser and Seller shall pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby. For purposes of determining the responsibility for fees and expenses in connection with the transfer of the Real Estate, Purchaser shall be responsible for all title policy premiums, title search and examination fees and survey charges; Seller shall be responsible for all deed transfer taxes; and Purchaser and Seller shall bear equally any recording fees.

         9.3. ENTIRE AGREEMENT. This Agreement and the exhibits hereto contain the complete agreement among the parties with respect to the transactions contemplated hereby and supersede all prior agreements and understandings, oral or written, among the parties with respect to such transactions. Section and other headings are for reference purposes only and shall not affect the interpretation or construction of this Agreement. The parties hereto have not made any representation or warranty except as expressly set forth in this Agreement or in any certificate or schedule delivered pursuant hereto.

         9.4. PUBLIC ANNOUNCEMENTS. No party to this Agreement shall issue any press release relating to, or otherwise publicly disclose, the transactions contemplated by this Agreement without the prior approval of the other parties. Notwithstanding the foregoing, any party may make such disclosure as may be required by law, provided the disclosing party obtains from the other party prior approval of the substance of the proposed disclosure (such as the content of a proposed press release), which approval may not be unreasonably withheld or delayed.

         9.5. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original.

         9.6. NOTICES. All notices, demands, requests or other communications that may be or are required to be given, served or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be transmitted by a reputable overnight courier service or by hand delivery or facsimile transmission, addressed as follows:

         (i)      If to the Purchaser:

                  Brinker International, Inc.
                  6820 LBJ Freeway
                  Dallas, Texas 75240
                  Attn: Noah C. Pollack, Corporate Counsel
                  Fax:  972-770-9465

         with copy (which shall not constitute notice) to:

                  Hallett & Perrin
                  717 N. Harwood, 14th Floor
                  Dallas, Texas 75240
                  Attn: Bruce H. Hallett
                  Fax:  214-953-0576

         (ii)     If to Seller:

                  NE Restaurant Company, Inc.
                  5 Clock Tower Place,  Suite 200
                  Maynard, Massachusetts  01754
                  Attn: Gregory A. Pastore, General Counsel
                  Fax:  978-897-5858

         with copy (which shall not constitute notice) to:

                  Brown, Rudnick, Freed & Gesmer
                  One Financial Center
                  Boston, Massachusetts  02111
                  Attn: Carl E. Axelrod
                  Fax:  617-856-8201

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served, or sent. Each notice, demand, request or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, fax confirmation sheet or the affidavit of courier or messenger being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

         9.7. ASSIGNMENT; SUCCESSORS AND ASSIGNS. This Agreement may not be assigned by either of the parties hereto without the written consent of all the other parties; provided, however, that the Purchaser shall be entitled to assign this Agreement to one or more subsidiary corporations so long as the Purchaser remains liable for the payment of the Purchase Price and performance of its other obligations hereunder. Subject to the preceding sentence, this Agreement and the rights, interests and obligations hereunder shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         9.8. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the state of Delaware.

         9.9. WAIVER AND OTHER ACTION. This Agreement may be amended, modified, or supplemented only by a written instrument executed by the parties against which enforcement of the amendment, modification or supplement is sought.

         9.10. SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were never a part hereof; the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance; and in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

         9.11. THIRD-PARTY BENEFICIARIES. This Agreement and the rights, obligations, duties and benefits hereunder are intended for the parties hereto, and no other person or entity shall have any rights, obligations, duties and benefits pursuant hereto.

         9.12. DISCLOSURE SCHEDULES; KNOWLEDGE. Any information furnished by Seller in the Schedules attached hereto (collectively, the "Disclosure Schedule") (or any update thereto) shall be deemed to modify all of Seller's representations and warranties. The inclusion of any information in the Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, has or would reasonably be likely to have a Business Material Adverse Effect, or is outside the ordinary course of Business. For purposes of this Agreement, the terms "to Seller's knowledge," "known by Seller" or other words of similar meaning shall mean the actual knowledge of, or constructive knowledge by virtue of the receipt of written notice by, Benjamin Jacobson, David Nace, Raymond P. Barbrick and Gregory Pastore, without any further obligation of investigation, and shall not refer to the knowledge of any other person or entity.

         9.13. MUTUAL CONTRIBUTION. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that such party drafted the provision or caused it to be drafted or the provision contains a covenant of such party.


                         [signatures on following page]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                  NE RESTAURANT COMPANY, INC.
                                  ---------------------------
                                         (Registrant)


                                  By: /s/ Benjamin R. Jacobson
                                      -------------------------------------
                                      Chairman of the Board of Directors,
                                      President and Chief Executive Officer


                                  NERC Limited Partnership
                                  By NERC SPE Inc. (general partner)


                                  By: /s/ Benjamin R. Jacobson
                                      -------------------------------------
                                      Chairman of the Board of Directors,
                                      President and Chief Executive Officer


                                  NERC Limited Partnership II
                                  By NERC SPE II Inc. (general partner)


                                  By: /s/ Benjamin R. Jacobson
                                      -------------------------------------
                                      Chairman of the Board of Directors,
                                      President and Chief Executive Officer


                                  Brinker International, Inc.


                                  By: /s/
                                      -------------------------------------
                                      Russell Owens
                                      Executive Vice President